Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TC PipeLines GP, Inc., General Partner of TC PipeLines, LP:

We have audited the accompanying consolidated balance sheets of TC PipeLines GP, Inc. (a Delaware corporation) as of December 31, 2008 and 2007. These consolidated balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Calgary, Canada
April 29, 2009

CONSOLIDATED BALANCE SHEETS

TC PipeLines GP, Inc.
December 31 (millions of dollars)	2008	2007

Assets
Current assets
Cash and cash equivalents	8.4	8.8
Accounts receivables and other	3.4	4.2
Due from affiliates (Note 10)	2.0	1.8
	13.8	14.8
Investment in Great Lakes (Note 3)	704.5	721.1
Investment in Northern Border (Note 4)	514.8	541.9
Plant, property and equipment (Note 5)	134.2	134.1
Goodwill (Note 6)	81.7	81.7
Other assets	1.5	2.1
	1,450.5	1,495.7

Liabilities and Stockholder's Equity
Current liabilities
Bank indebtedness	-	1.4
Accounts payable	2.2	4.8
Accrued interest	2.1	3.0
Due to affiliates (Note 10)	-	4.4
Current portion of long-term debt (Note 7)	4.4	4.6
Current portion of fair value of derivative contracts (Note 12)	11.8	2.5
	20.5	20.7
Long-term debt (Note 7)	532.4	568.8
Fair value of derivative contracts and other (Note 12)	20.0	7.4
Deferred income tax (Note 8)	24.4	21.7
	597.3	618.6
Non-controlling interests (Note 6)	811.6	832.6
Stockholder's equity (Note 9)
Common stock ($0.01 par value per share; 1,000 shares authorized; 100 shares issued)	-	-
Additional paid-in capital	22.2	22.2
Retained earnings	24.2	23.7
Accumulated other comprehensive loss	(4.8)	(1.4)
	41.6	44.5
	1,450.5	1,495.7

The accompanying notes are an integral part of these consolidated balance sheets.

TC PipeLines GP, Inc.

NOTES TO CONSOLIDATED BALANCE SHEETS

NOTE 1                 ORGANIZATION
TC PipeLines GP, Inc. (the GP), a Delaware corporation, was formed by TransCanada PipeLines Limited in December 1998 to become the general partner of TC PipeLines, LP (the LP), a Delaware limited partnership. The GP and the LP are collectively referred to herein as “the Company”. On May 15, 2003, TransCanada PipeLines Limited became a wholly-owned subsidiary of TransCanada Corporation (collectively referred to herein as TransCanada). The GP is a wholly-owned subsidiary of TransCanada.

At December 31, 2008, the GP held a two per cent general partner interest in the LP and also owned 2,035,106 common units, representing an effective 7.7 per cent limited partner interest in the LP. By virtue of the GP’s performance of all management and operating functions required by the LP pursuant to the Amended and Restated Agreement of Limited Partnership of TC PipeLines, LP, the GP has control of the operating and financial policies of the LP.

The LP is a publicly traded partnership. Common units of the LP are listed on the NASDAQ Global Market and trade under the symbol “TCLP.” As at December 31, 2008, the LP owned a 46.45 per cent general partner interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes), a 50 per cent general partner interest in Northern Border Pipeline Company (Northern Border) and wholly-owned Tuscarora Gas Transmission Company (Tuscarora).

Great Lakes owns a 2,115-mile interstate pipeline system that transports natural gas from TransCanada at the Canadian border near Emerson, Manitoba across Minnesota, Northern Wisconsin and Michigan, and redelivers gas to TransCanada at the Canadian border at Sault Ste. Marie, Michigan and St. Clair, Michigan. Northern Border owns a 1,249-mile interstate pipeline system that transports natural gas from the Canadian border near Port of Morgan, Montana to a terminus near North Hayden, Indiana. Tuscarora owns a 240-mile interstate pipeline system that transports natural gas from Malin, Oregon, where it interconnects with facilities of Gas Transmission Northwest Corporation, a wholly-owned subsidiary of TransCanada, to Northwestern Nevada.

NOTE 2                 SIGNIFICANT ACCOUNTING POLICIES
a)
Basis of Presentation and Use of Estimates
The accompanying consolidated balance sheets and related notes present the financial position of the Company as of December 31, 2008 and 2007. The preparation of consolidated balance sheets in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets. Although management believes these estimates are reasonable, actual results could differ from these estimates. Amounts are stated in United States dollars. Certain comparative figures have been reclassified to conform to the current year’s presentation.

b)
Principles of Consolidation
The consolidated balance sheets include the accounts of the GP and the LP. The GP controls the operations of the LP through its two per cent general partner interest. All significant intercompany transactions and accounts have been eliminated on consolidation. The Company uses the equity method of accounting for its investments in Great Lakes and Northern Border, over which it is able to exercise significant influence. The Company has owned a controlling interest in Tuscarora since December 19, 2006 and, as a result, consolidates Tuscarora’s operations.

c)
Cash and Cash Equivalents
The Company’s short-term investments with original maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

d)	Plant, Property and Equipment
Plant, property and equipment of Tuscarora is stated at original cost. Costs of restoring the land above and around the pipeline are capitalized to pipeline facilities and depreciated over the remaining life of the related pipeline facilities. Depreciation of pipeline facilities and compression equipment is provided on a straight-line composite basis over the estimated useful life of the pipeline of 30 years and of the compression equipment of 25 years. Metering and other is depreciated on a straight-line basis over the estimated useful lives of the equipment, which range from 3 to 30 years. Repair and maintenance costs are expensed as incurred. Costs that are considered a betterment are capitalized. An allowance for funds used during construction, using the rate of return on rate base approved by the Federal Energy Regulatory Commission (FERC), is capitalized and included in the cost of plant, property and equipment. Amounts included in construction work in progress are not amortized until transferred into service.

TC PipeLines GP, Inc.

The Company assesses its long-lived assets for impairment based on Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may exceed the undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, impairment is recognized to the extent the carrying amount exceeds its fair value.

e)	Revenue Recognition
Transmission revenues relate solely to Tuscarora, and are recognized in the period in which the service is provided. When a rate case is pending final FERC approval, a portion of the revenue collected is subject to possible refund. As of December 31, 2008 and 2007, the Company has not recognized any transmission revenue that is subject to refund.

f)	Income Taxes
The Company follows the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this standard, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

g)
Acquisitions and Goodwill
The Company accounts for business acquisitions using the purchase method of accounting and accordingly the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired is attributed to goodwill. Goodwill is not amortized for accounting purposes; however, it is tested on an annual basis for impairment, or more frequently if any indicators of impairment are evident.

h)	Derivative Financial Instruments and Hedging Activities
The Company utilizes derivative and other financial instruments to manage its exposure to changes in interest rates. Derivatives and other hedging instruments must be designated as hedges and be effective to qualify for hedge accounting. For cash flow hedges, unrealized gains or losses relating to derivatives are recognized as other comprehensive income. In the event that a derivative does not meet the designation or effectiveness criteria, any unrealized gain or loss on the instrument is recognized immediately in earnings.

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements (SFAS No. 157). Under this standard, these financial assets and liabilities that are recorded at fair value on a recurring basis are categorized into one of three categories based upon a fair value hierarchy. The Company has classified all of its derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data or estimated market prices.

If a derivative that previously qualified as a hedge is settled, de-designated or ceases to be effective, the gain or loss at that date is recognized in the same period and in the same financial statement category as the corresponding hedged transactions. If a hedged anticipated transaction is no longer probable to occur, related gains or losses are immediately recognized in earnings and amounts previously recognized in other comprehensive income are reclassified to earnings prospectively. Costs associated with the purchase of certain hedging instruments are deferred and amortized against interest expense.

i)	Asset Retirement Obligation
SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), provides accounting requirements for the recognition and measurement of liabilities associated with the retirement of tangible long-lived assets. Under the standard, these liabilities are recognized at fair value as incurred and capitalized as part of the cost of the related tangible long-lived assets. Accretion of the liabilities due to the passage of time is classified as an operating expense. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes, ordinances, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

TC PipeLines GP, Inc.

Financial Accounting Standards Board Interpretation 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of SFAS No. 143, clarifies the term “conditional asset retirement obligation,” as used in SFAS No. 143, and the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. No amount is recorded for asset retirement obligations relating to the assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the inability to determine the scope and timing of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the pipeline systems will be recovered through rates in future periods.

j)	Government Regulation
Tuscarora, the LP’s wholly-owned pipeline system, is subject to regulation by the FERC. The Company’s accounting policies conform to SFAS No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS No. 71). Accordingly, certain assets or liabilities that result from the regulated ratemaking process may be recorded that would not be recorded under GAAP for non-regulated entities. The Company regularly evaluates the continued applicability of SFAS No. 71, considering such factors as regulatory changes, the impact of competition, and the ability to recover regulatory assets. As at December 31, 2008 and 2007, the Company had no regulatory assets or liabilities.

NOTE 3                 INVESTMENT IN GREAT LAKES
On February 22, 2007, the LP acquired a 46.45 per cent general partner interest in Great Lakes. TransCanada, which previously held a 50 per cent interest in Great Lakes, acquired the other 3.55 per cent general partner interest concurrent with the LP’s acquisition of its interest. On the same day, a wholly-owned subsidiary of TransCanada acquired 100 per cent ownership of the operator of Great Lakes. Great Lakes is regulated by the FERC.

The Company uses the equity method of accounting for its investment in Great Lakes. Great Lakes had no undistributed earnings for the year ended December 31, 2008 and the period February 23, 2007 to December 31, 2007.

The following table contains summarized consolidated balance sheet information for Great Lakes as at December 31, 2008 and 2007:

Summarized Consolidated Great Lakes Balance Sheet

December 31 (millions of dollars)	2008	2007

Assets
Cash and cash equivalents	1.6	32.0
Other current assets	80.2	55.5
Plant, property and equipment, net	923.4	969.2
	1,005.2	1,056.7

Liabilities and Partners' Equity
Current liabilities	43.0	50.7
Deferred credits and other	2.3	0.4
Long-term debt, including current maturities	430.0	440.0
Partners' capital	529.9	565.6
	1,005.2	1,056.7

NOTE 4                 INVESTMENT IN NORTHERN BORDER
The LP owns a 50 per cent general partner interest in Northern Border. The remaining 50 per cent general partner interest in Northern Border is held by ONEOK Partners, L.P., a publicly traded limited partnership. The Northern Border system was operated by ONEOK Partners GP, LLC, a wholly-owned subsidiary of ONEOK, Inc. during the three months ended March 31, 2007. Effective April 1, 2007, TransCanada Northern Border Inc. (TCNB), a wholly-owned subsidiary of TransCanada, became the operator of Northern Border. Northern Border is regulated by the FERC.

TC PipeLines GP, Inc.

The Company uses the equity method of accounting for its investment in Northern Border. Equity income from Northern Border includes amortization of a $10.0 million transaction fee paid to the operator of Northern Border as an inducement to become operator at the time of an additional 20 per cent acquisition in April 2006. Northern Border had no undistributed earnings for the years ended December 31, 2008 and 2007.

On February 2, 2009, Northern Border received a Notice of Violation from the United States Environmental Protection Agency alleging that Northern Border was in violation of certain regulations pursuant to the Clean Air Act regarding a compressor station on its system. At this time, Northern Border is unable to reasonably estimate the cost of any associated corrective action or the possibility or amount of any penalty, but does not expect such amounts to be material to its financial condition.

The following table contains summarized balance sheet information for Northern Border as at December 31, 2008 and 2007:

Summarized Northern Border Balance Sheet

December 31 (millions of dollars)	2008	2007

Assets
Cash and cash equivalents	21.6	22.9
Other current assets	39.1	39.8
Plant, property and equipment, net	1,390.8	1,428.3
Other assets	24.5	23.9
	1,476.0	1,514.9

Liabilities and Partners' Equity
Current liabilities	48.7	53.4
Deferred credits and other	11.2	8.1
Long-term debt, including current maturities	630.4	615.3
Partners' equity
Partners' capital	791.4	840.5
Accumulated other comprehensive loss	(5.7)	(2.4)
	1,476.0	1,514.9

NOTE 5                 PLANT, PROPERTY AND EQUIPMENT

	2008			2007
		Accumulated	Net Book		Accumulated	Net Book
December 31 (millions of dollars)	Cost	Depreciation	Value	Cost	Depreciation	Value
Tuscarora
Pipeline	146.6	57.9	88.7	146.6	53.1	93.5
Compression	45.1	7.0	38.1	25.0	5.5	19.5
Metering and other	11.0	3.6	7.4	11.0	3.1	7.9
Under construction	-	-	-	13.2	-	13.2
	202.7	68.5	134.2	195.8	61.7	134.1

NOTE 6                 ACQUISITIONS
Great Lakes
On February 22, 2007, the LP acquired a 46.45 per cent general partner interest in Great Lakes. The total purchase price was $942.4 million and included the indirect assumption of $209.0 million of debt. The acquisition was partially financed through a private placement of common units for gross proceeds of $600.0 million. A dilution gain of $17.6 million was recognized as a result of the common units owned by the GP having an increased value after the private placement with a reduction to non-controlling interests on the balance sheet. In addition, the GP maintained its two per cent general partner interest in the LP by contributing $12.6 million to the LP in connection with the private placement. The LP funded the balance of the acquisition with a draw on its Senior Credit Facility (defined in Note 7).

TC PipeLines GP, Inc.

The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated using an estimate of fair value of the net assets at the date of acquisition. The difference between the purchase price and the estimated fair value of net assets of $457.5 million, being goodwill, was recorded as part of the Company’s investment in Great Lakes.

Great Lakes’ business is subject to rate regulation based on historical costs which do not change with market conditions or change of ownership. Accordingly, upon acquisition, the assets and liabilities of Great Lakes were determined to have a fair value equal to the rate regulated historical costs. No intangibles other than goodwill were identified in the acquisition.

TransCanada, which previously held a 50 per cent interest in Great Lakes, acquired the other 3.55 per cent general partner interest concurrent with the LP’s acquisition of its interest. In connection with these transactions, a wholly-owned subsidiary of TransCanada became the operator of Great Lakes.

Tuscarora
On December 31, 2007, the LP acquired the remaining two per cent general partner interest in Tuscarora, thereby making it a wholly-owned subsidiary. A one per cent general partner interest was purchased from a wholly-owned subsidiary of TransCanada, while the other one per cent general partner interest was purchased from Tuscarora Gas Pipeline Co. for a total purchase price of $3.9 million. The acquisitions were accounted for using the purchase method of accounting. The difference between the combined purchase prices and the non-controlling interest recorded on the Company’s balance sheet of $2.6 million was recorded as goodwill.

The entire goodwill balance of $81.7 million as at December 31, 2008 and 2007 relates to acquisitions of general partner interests in Tuscarora.

Tuscarora’s business is subject to rate regulation based on historical costs which do not change with market conditions or change of ownership. Accordingly, upon acquisition, the assets and liabilities of Tuscarora were determined to have a fair value equal to the rate regulated historical costs. No intangibles other than goodwill were identified in the acquisition.

NOTE 7                      CREDIT FACILITIES AND LONG-TERM DEBT
December 31 (millions of dollars)	2008	2007

Senior Credit Facility	475.0	507.0
7.13% Series A Senior Notes due 2010	51.3	54.5
7.99% Series B Senior Notes due 2010	5.0	5.5
6.89% Series C Senior Notes due 2012	5.5	6.4
	536.8	573.4

The LP has a revolving credit and term loan agreement (Senior Credit Facility) with a banking syndicate. In accordance with the Senior Credit Facility agreement, once repaid, a senior term loan cannot be re-borrowed. In 2008, $13.0 million of the senior term loan was repaid (2007 - $18.0 million), leaving $475.0 million outstanding under the senior term loan at December 31, 2008. No amount was outstanding under the revolving portion of the Senior Credit Facility at December 31, 2008 (2007 - $19.0 million), leaving $250.0 million available for future borrowings.

The Senior Credit Facility matures on December 12, 2011, subject to two one-year extensions at the option of the LP and with the approval of a majority of the lenders thereunder. Amounts borrowed may be repaid in part, or in full, prior to that time without penalty. Borrowings under the Senior Credit Facility will bear interest based, at the LP’s election, on the London Interbank Offered Rate or the prime rate plus, in either case, an applicable margin. There was $475.0 million outstanding under the Senior Credit Facility at December 31, 2008 (2007 - $507.0 million). The underlying interest rate on the Senior Credit Facility averaged 3.75 per cent for the year ended December 31, 2008 (2007 – 6.01 per cent). After hedging activity, the interest rate incurred on the Senior Credit Facility averaged 5.15 per cent for the year ended December 31, 2008 (2007 – 5.55 per cent). Prior to hedging activities, the interest rate was 2.67 per cent at December 31, 2008 (2007 – 5.62 per cent). At December 31, 2008, the LP was in compliance with its financial covenants, in addition to the other covenants which include restrictions on entering into mergers, consolidations and sales of assets, granting liens, material amendments to the Partnership Agreement, incurring additional debt and distributions to unitholders.

TC PipeLines GP, Inc.

Series A, B and C Senior Notes are secured by Tuscarora’s transportation contracts, supporting agreements and substantially all of Tuscarora’s property. The note purchase agreements contain certain provisions that include, among other items, limitations on additional indebtedness and distributions to partners.

Annual maturities of the Senior Credit Facility and the Notes are summarized as follows:

(millions of dollars)
2009	4.4
2010	53.5
2011	475.8
2012	3.1
536.8

NOTE 8                 INCOME TAXES
Deferred income tax liabilities of $24.4 million for 2008 (2007 - $21.7 million) arise from the Company’s investments having higher book basis than tax basis.

NOTE 9                STOCKHOLDER’S EQUITY
A wholly-owned subsidiary of TransCanada holds 100 common shares representing 100 per cent of the issued common stock of the Company. On October 17, 2008, the Company declared a distribution of $10.0 million in the form of a dividend to a wholly-owned subsidiary of TransCanada (December 11, 2007 - $7.5 million).

NOTE 10             RELATED PARTY TRANSACTIONS
The Company does not have any employees. The management and operating functions are provided by TransCanada. TransCanada does not receive a management fee in connection with its management of the Company. The Company reimburses TransCanada for all costs of services provided, including the costs of employee, officer and director compensation and benefits, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Company. Such costs include (i) overhead costs (such as office space and equipment) and (ii) out-of-pocket expenses related to the provision of such services. Total costs charged to the Company by TransCanada were $2.1 million for the year ended December 31, 2008 (2007 - $1.9 million).

The operator of Great Lakes became a wholly-owned subsidiary of TransCanada through TransCanada’s acquisition of Great Lakes Gas Transmission Company on February 22, 2007. TCNB became the operator of Northern Border effective April 1, 2007. TCNB is also the operator of Tuscarora. TransCanada and its affiliates provide capital and operating services to the Company’s pipeline systems. TransCanada and its affiliates incur costs on behalf of the Company’s pipeline systems, including, but not limited to, employee salary and benefit costs, property and liability insurance costs, and transition costs.

Total costs charged to the Company’s pipeline systems for the years ended December 31, 2008 and 2007 by TransCanada and its affiliates and amounts owed to TransCanada and its affiliates at December 31, 2008 and 2007 are summarized in the following tables:

TC PipeLines GP, Inc.

Year ended December 31 (millions of dollars)	2008	2007 (1)

Costs charged by TransCanada and its affiliates:
Great Lakes	34.3	25.6
Northern Border (2)	30.5	22.5
Tuscarora	3.7	1.8
Impact on the Partnership's net income:
Great Lakes	14.2	11.2
Northern Border	12.9	11.0
Tuscarora	2.7	0.9

(1) The amounts disclosed for Great Lakes are for the period February 23 to December 31, 2007. The amounts disclosed for Northern Border are for the period April 1 to December 31, 2007.

(2) Northern Border's costs charged by TransCanada and its affiliates include $2.0 million of charges related to Bison Pipeline LLC through the effective date of the sale.

December 31 (millions of dollars)	2008	2007

Amount owed to TransCanada and its affiliates:
Great Lakes	4.5	1.9
Northern Border	2.8	3.0
Tuscarora	0.8	3.5

Great Lakes earns transportation revenues from TransCanada and its affiliates under fixed priced contracts with remaining terms ranging from one to nine years. Great Lakes earned $144.1 million of transportation revenues under these contracts in 2008 ($113.9 million for the period February 23, 2007 to December 31, 2007). This amount represents 50.0 per cent of total revenues earned by Great Lakes in 2008 (48.2 per cent for the period February 23, 2007 to December 31, 2007). $67.0 million of affiliated revenue is included in the Company’s equity income from Great Lakes in 2008 ($52.9 million for the period February 23, 2007 to December 31, 2007). At December 31, 2008, $12.7 million was included in Great Lakes’ receivables from affiliates, of which $12.5 million related to the transportation contracts with TransCanada and its affiliates. At December 31, 2007, $11.6 million was included in Great Lakes’ receivables from affiliates, of which $10.0 million related to the transportation contracts with TransCanada and its affiliates.

In August 2008, Northern Border sold its wholly-owned subsidiary, Bison Pipeline LLC, to TransCanada for $20.0 million. In connection with this transaction, Northern Border recorded a gain on sale of $16.2 million, of which the LP’s share is $8.1 million.

Northern Border’s Des Plaines Project consists of the construction, ownership and operation of interconnect facilities near Joliet, Illinois. In June 2008, in connection with the Des Plaines Project, Northern Border and ANR Pipeline Company (ANR), a wholly-owned subsidiary of TransCanada, have entered into an Interconnect Agreement, which provides that Northern Border will reimburse ANR for the cost of the interconnect facilities to be owned by ANR. In June, Northern Border paid ANR $0.5 million and it is estimated that additional costs to complete the interconnect will be $0.1 million. Northern Border will be responsible for the final costs to construct the interconnect and any difference between the final actual costs and the estimated amounts paid will be remitted by or refunded to Northern Border.

Effective February 2008, the GP entered into a Cash Management Agreement with TransCanada PipeLine USA Ltd. (TCPL USA), a wholly-owned subsidiary of TransCanada. In relation to the Cash Management Agreement, $3.7 million was receivable from TCPL USA as at December 31, 2008.

The GP is a party to a Tax Allocation Agreement with TCPL USA and all of TCPL USA’s wholly-owned subsidiaries, where the GP is required to pay its share of allocated income taxes to TCPL USA. TCPL USA is required to file tax returns and pay income taxes on a consolidated basis which includes the GP’s share. In relation to the Tax Allocation Agreement, $1.7 million was due to TCPL USA as at December 31, 2008 (2007 - $3.1 million).

TC PipeLines GP, Inc.

As at December 31, 2007, $0.4 million was due to TransCan Northern Ltd., a wholly-owned subsidiary of TransCanada.  As at December 31, 2008, no amount was due to TransCan Northern Ltd.

On December 31, 2007, the LP acquired a one per cent general partner interest in Tuscarora from a wholly-owned subsidiary of TransCanada for $2.0 million. The purchase price of this acquisition was derived from the formula used to calculate the purchase price of a separate one per cent general partner interest in Tuscarora which was purchased from Tuscarora Gas Pipeline Co. on the same day.

On September 26, 2007, the LP reimbursed TransCanada $1.2 million for a working capital adjustment related to the LP’s acquisition of its interest in Great Lakes. On May 8, 2007, the LP reimbursed TransCanada $2.8 million for third party costs related to the LP’s acquisition of its interest in Great Lakes.

NOTE 11                      CAPITAL REQUIREMENTS
On April 30, 2007, the LP made a contribution of $7.5 million to Northern Border, representing the LP’s 50 per cent share of a $15.0 million cash call issued by Northern Border. The funds were used by Northern Border to repay indebtedness.

NOTE 12                      DERIVATIVE FINANCIAL INSTRUMENTS
The carrying value of cash and cash equivalents, accounts receivable and other, due from affiliates, bank indebtedness, accounts payable, accrued interest and due to affiliates approximate their fair values because of the short maturity or duration of these instruments, or because the instruments carry a variable rate of interest or a rate that approximates current rates. The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at current borrowing rates.

The estimated fair values of the Company’s long-term debt as of December 31, 2008 and 2007 are as follows:

	2008		2007
December 31 (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value

Senior Credit Facility	475.0	475.0	507.0	507.0
Series A Senior Notes	51.3	52.3	54.5	58.7
Series B Senior Notes	5.0	5.2	5.5	6.0
Series C Senior Notes	5.5	5.4	6.4	7.0
	536.8	537.9	573.4	578.7

The Company’s short-term and long-term debt results in exposure to changing interest rates. The Company uses derivatives to assist in managing its exposure to interest rate risk.

The interest rate swaps and options are structured such that the cash flows match those of the Senior Credit Facility. The notional amount hedged was $475.0 million at December 31, 2008 (2007 - $400.0 million). $300.0 million of variable-rate debt is hedged by an interest rate swap through December 12, 2011, where the weighted average fixed interest rate paid is 4.89 per cent. $100.0 million of variable-rate debt is hedged by an interest rate option through May 22, 2009 at an interest rate range between a weighted average floor of 4.09 per cent and a cap of 5.35 per cent. $75.0 million of variable-rate debt is hedged by an interest rate swap during the period from February 29, 2008 through February 28, 2011, where the fixed interest rate paid will be 3.86 per cent. In addition to these fixed rates, the LP pays an applicable margin in accordance with the Senior Credit Facility agreement.

TC PipeLines GP, Inc.

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157. Under SFAS No. 157, the financial assets and liabilities that are recorded at fair value on a recurring basis are categorized into one of three categories based upon a fair value hierarchy. The Company has classified all of its derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data or estimated market prices. At December 31, 2008, the fair value of the interest rate swaps and options accounted for as hedges was negative $31.7 million (2007 - negative $9.8 million).

NOTE 13                      ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board (FASB) issued Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (Staff Position No. 157-2), in February 2008, which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities that are measured at fair value on a non-recurring basis until fiscal years beginning after November 15, 2008. These non-financial items include assets and liabilities such as non-financial assets and liabilities assumed in a business combination, reporting units measured at fair value in a goodwill impairment test and asset retirement obligations initially measured at fair value. The effect of adopting Staff Position No. 157-2 is not expected to be material to the Company’s financial position.

The FASB issued Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, in October 2008, which clarifies the application of SFAS No. 157 in a market that is not active. This Staff Position is effective upon issuance and the Company’s financial position was not impacted by this standard.

The FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS No. 159), in February 2007, which permits entities to choose to measure selected financial assets and financial liabilities at fair value for fiscal years beginning on or after November 15, 2007. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. The Company has not elected the fair value option for any non-derivative financial assets or liabilities.

The FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162), in May 2008, which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with GAAP. The requirements of this standard are not expected to have a material impact on the Company’s financial position.

The FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (SFAS No. 161) in March 2008. SFAS No. 161 expands the disclosure requirements for derivative instruments and hedging activities with respect to how and why entities use derivative instruments, how they are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and the related impact on financial position, financial performance and cash flows. The requirements of this standard will not have a material effect on the Company’s disclosure as a result of adoption on January 1, 2009.

The FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), in December 2007, which replaces SFAS No. 141, Business Combinations (SFAS No. 141). SFAS No. 141 (R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard will impact the accounting for business combinations subsequent to January 1, 2009.